December 23, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Primus Telecommunications Group, Incorporated

Form 10-K for the year ended December 31, 2008

Form 10-Q for the period ended September 30, 2009

File No. 0-29092

Dear Mr. Spirgel:

I am in receipt of your letter dated December 11, 2009 concerning the Securities and Exchange Commissions review of the above referenced filings for Primus Telecommunications Group, Incorporated. Your letter requests a reply within 10 business days or a communication as to when we are able to provide a response to your letter.

Accordingly, based upon the company’s workload and the reduced staffing during the holiday season I am currently able to deliver our response on Friday January 8, 2010. I spoke to Ivette Leon yesterday and respectfully requested and received agreement of such timing.

Should you have any questions please feel free to contact me.

Regards,

Thomas R. Kloster
Chief Financial Officer